Exhibit 8(d)

                         SCUDDER INTERNATIONAL BOND FUND


                       INTERNATIONAL CUSTODY FEE SCHEDULE


      Payable quarterly on value of assets


      .0022 on first $10 million of assets

      .0019 on next $40 million of assets

      .0017 over $50 million



      Minimum Fee $25,000



      This schedule includes all subcustodian fees and transaction charges.

      There will be a $25 per trade transaction charge.

      Out of pocket expenses including but not limited to communication expenses, certificate fees, stamp duty, legal fees, registration fees and handling costs and 17f-5 network management fees will be the responsibility of the client.

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                         SCUDDER INTERNATIONAL BOND FUND


                          FUND ACCOUNTING FEE SCHEDULE



      Payable quarterly on value of assets


      .0009 per year on first $50 million

      .0004 per year on next $50 million

      .0003 per year on all above $100 million



      Minimum Fee $60,000 per year



                             OUT-OF-POCKET EXPENSES

      Out of pocket expenses including but not limited to communication expenses, costs of obtaining market quotations and corporate action information, certificate fees, stamp duty, legal fees, registration fees and handling costs, and software customization fees will be the responsibility of the client.

      The fund will be responsible for providing BBH&Co. with all market quotes for bonds held by the fund.

      Any responsibility and additional work required as part of the new tax law and yield advertising regulations will be discussed with Scudder Stevens & Clark and charged on a reasonable basis.